SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. 18)*

Macquarie Infrastructure Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55608B105

(CUSIP Number)

Graeme Conway

Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street

New York, New York, 10019

(212) 231-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copies to:

Michelle B. Rutta
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 819-2000

September 29, 2017

(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,270,675
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,270,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,270,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,379,275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,379,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Investment Management Australia Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Investment Management Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 18 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”), the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12”), the Schedule 13D/A filed on April 29, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 13), the Schedule 13D/A filed on June 9, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 14”), the Schedule 13D/A filed on May 16, 2016 by MIMUSA, MGL, MGSA and Delaware Management Business Trust, a trust organized under the laws of Delaware (“Amendment No. 15”), the Schedule 13D/A filed on August 12, 2016 by MIMUSA, MGL and MGSA (“Amendment No. 16”), the Schedule 13D/A filed on November 18, 2016 by MIMUSA and MGL (“Amendment No. 17” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA, MGL, Macquarie Investment Management Australia Limited, a company formed under the laws of Australia (“MIMAL”), and Macquarie Infrastructure Management Global Limited, a company formed under the laws of Australia (“MIMGL”).

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019, United States. MGL has its principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Corporate International Holdings Pty Ltd (f/k/a Macquarie Capital International Holdings Pty Ltd, f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Corporate Holdings Pty Ltd, a company formed under the laws of Australia (f/k/a Macquarie Capital Group Pty Ltd) (“MCHL”). MCHL is a direct wholly owned subsidiary of Macquarie Financial Holdings Pty Limited, a company formed under the laws of Australia (“MFHL”). MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MIMAL is an indirect wholly owned subsidiary of MGL. MIMAL is 100% directly owned by Macquarie Investment Management Holdings Pty Limited, a company formed under the laws of Australia (“MIMHL”), which is 100% directly owned by MCHL. MCHL is 100% directly owned by MFHL, which is a wholly owned subsidiary of MGL, the ultimate controlling entity of MIMAL.

MIMGL is an indirect wholly owned subsidiary of MGL. MIMGL is 100% directly owned by MIMHL, which is 100% directly owned by MCHL. MCHL is 100% directly owned by MFHL, which is a wholly owned subsidiary of MGL, the ultimate controlling entity of MIMAL.

MEQH, MGUSH1, MCIHL, MCHL, MFHL, MIMHL, MIMAL and MIMGL have their principal offices at 50 Martin Place, Sydney, New South Wales 2000, Australia. MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.

The directors and executive officers of MIMUSA, MGL, MIMAL and MIMGL are set forth on Schedules I, II, III and IV attached hereto, respectively. Schedules I, II, III and IV set forth the following information with respect to each such person:

i.	name;

ii.	business address (or residence where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

During the last five years, none of MIMUSA, MGL, MIRA, MHUSA, MEQH, MGUSH1, MCIHL, MCHL, MFHL, MIMHL, MIMAL and MIMGL nor any person named in Schedules I, II, III and IV, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

For the month ended October 31, 2016, MIMUSA has elected to reinvest $6,305,453 of its base management fees in common stock of the Issuer (the “Common Stock”) pursuant to the terms of the Third Amended and Restated Management Services Agreement, dated as of May 21, 2015, as amended from time to time, among the Issuer, MIC Ohana Corporation and MIMUSA (the “Management Services Agreement”). On November 30, 2016, the Issuer issued 76,437 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended November 30, 2016, MIMUSA has elected to reinvest $6,295,675 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On December 28, 2017, the Issuer issued 77,422 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended December 31, 2016, MIMUSA has elected to reinvest $6,315,583 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On January 31, 2017, the Issuer issued 76,914 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended January 31, 2017, MIMUSA has elected to reinvest $6,128,169 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On February 27, 2017, the Issuer issued 77,289 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended February 28, 2017, MIMUSA has elected to reinvest $6,018,051 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On March 30, 2017, the Issuer issued 77,546 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended March 31, 2017, MIMUSA has elected to reinvest $6,077,104 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On April 28, 2017, the Issuer issued 77,563 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended April 30, 2017, MIMUSA has elected to reinvest $6,240,691 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On May 31, 2017, the Issuer issued 77,933 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended May 31, 2017, MIMUSA has elected to reinvest $6,147,810 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On June 29, 2017, the Issuer issued 77,601 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended June 30, 2017, MIMUSA has elected to reinvest $6,043,964 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On July 28, 2017, the Issuer issued 77,860 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended July 31, 2017, MIMUSA has elected to reinvest $5,999,528 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On August 30, 2017, the Issuer issued 78,349 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended August 31, 2017, MIMUSA has elected to reinvest $5,956,299 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On September 29, 2017, the Issuer issued 80,584 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended September 30, 2017, MIMUSA has elected to reinvest $5,997,920 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On October 30, 2017, the Issuer issued 81,741 shares of Common Stock to MIMUSA upon such reinvestment.

From March 17 through March 23, 2017, MIMAL and MIMGL acquired beneficial ownership of an aggregate of 133,700 shares of Common Stock when the Macquarie True Index Global Infrastructure Securities Fund (the “Fund”) was rebalanced to track the composition of the FTSE Developed Core 50/50 Infrastructure Index. The Fund is a unit trust registered under the Corporations Act 2001 as a managed investment scheme. MIMAL holds the economic title and market exposure with respect to the Fund and has engaged MIMGL to provide investment management services to the Fund. MIMGL is responsible for making investment decisions for the Fund.

Item 4. Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by the following information:

On September 11, 2017, the Issuer announced that Christopher Frost was appointed president and chief operating officer of the Issuer, to become effective on or before October 31, 2017. The Issuer also announced that James Hooke notified the Issuer that he intends to step down as the Issuer’s chief executive officer early in 2018, and that the Issuer anticipates appointing Mr. Frost to the position of chief executive officer following Mr. Hooke’s resignation. Mr. Frost is being seconded to the Company by MIMUSA in accordance with the terms of the Management Services Agreement. Mr. Frost will remain employed as an Executive Director of MGL and will be compensated by MGL in accordance with the Management Services Agreement.

Except as set forth above, MIMUSA has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s organizational documents or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)–(b)	The information required by these paragraphs is set forth in Numbers 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information includes 5,379,275 shares of Common Stock and is based on 84,564,051 shares of Common Stock outstanding as of October 30, 2017.

(c)	Except as disclosed herein, none of MIMUSA, MGL, MIMAL or MIMGL has effected any transaction in the Issuer’s Common Stock during the past 60 days.

On June 24 and September 27, 2017, MIMAL and MIMGL disposed of beneficial ownership of an aggregate of 25,100 shares of Common Stock when the Fund was rebalanced to track the composition of the FTSE Developed Core 50/50 Infrastructure Index.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

MIMAL holds the economic title and market exposure with respect to the Fund and has engaged MIMGL to provide investment management services to the Fund. MIMGL is responsible for making investment decisions for the Fund. This engagement may be terminated at any time by MIMAL.

Item 7. Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following information:

Exhibit A — Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

October 31, 2017	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ Graeme Conway
Name: Graeme Conway
Title: President

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

October 31, 2017	MACQUARIE GROUP LIMITED

	By:	/s/ Gus Wong
Name: Gus Wong
Title: Executive Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

October 31, 2017	MACQUARIE INVESTMENT MANAGEMENT AUSTRALIA LIMITED

	By:	/s/ Rajiv Subhas Gohil
Name: Rajiv Subhas Gohil
Title: Executive Director

By:	/s/ Grant Stephens
Name: Grant Stephens
Title: Division Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

October 31, 2017	MACQUARIE INVESTMENT MANAGEMENT GLOBAL LIMITED

	By:	/s/ Rajiv Subhas Gohil
Name: Rajiv Subhas Gohil
Title: Executive Director

By:	/s/ Grant Stephens
Name: Grant Stephens
Title: Division Director

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Graeme Conway	Chief Executive Officer and President and Director	Head of the Americas – MIRA

Aaron Rubin	Vice President and Director	Head of MIRA North American Energy Team

Mark Cruikshank	Vice President and Director	Head of Global Tax – MIRA

Jonathon Laurie	Treasurer	Finance Director of MIRA

SCHEDULE II

The name and present principal occupation of each of the executive officers and directors of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Michael Coleman	Director	Non-executive Director

Patricia Cross	Director	Non-executive Director

Diane J. Grady	Director	Non-executive Director

Michael John Hawker	Director	Non-executive Director

Nicholas W. Moore	Executive Director	Chief Executive Officer

Gary Banks	Director	Non-executive Director

Peter H. Warne	Director & Chairman	Non-executive Director

Gordon Cairns	Director	Non-executive Director

Nicola Wakefield Evans	Director	Non-executive Director

Dennis Leong	Secretary	Company Secretary

Paula Walsh	Secretary	Company Secretary

Ida Lawrance	Secretary	Company Secretary

SCHEDULE III

The name and present principal occupation of each of the executive officers and directors of Macquarie Investment Management Australia Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Megan Aubrey	Executive Director	Global Head of MIM Affiliated Managers

Rajiv Subhas Gohil	Executive Director	Head of Distribution, MIM Australia	Australia and United Kingdom

Brett Lewthwaite	Executive Director	Global Co-Head of Fixed Income

Grant Stephens	Division Director	Director of Funds Management

Bruce Neil Terry	Non-Executive Director	Non-Executive roles serving as a Director or Committee member for a number of Macquarie asset management and/or responsible entity subsidiaries	Australia and United Kingdom

SCHEDULE IV

The name and present principal occupation of each of the executive officers and directors of Macquarie Investment Management Global Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Megan Aubrey	Executive Director	Global Head of MIM Affiliated Managers

Rajiv Subhas Gohil	Executive Director	Head of Distribution, MIM Australia	Australia and United Kingdom

Brett Lewthwaite	Executive Director	Global Co-Head of Fixed Income

Grant Stephens	Division Director	Director of Funds Management

Bruce Neil Terry	Non-Executive Director	Non-Executive roles serving as a Director or Committee member for a number of Macquarie asset management and/or responsible entity subsidiaries	Australia and United Kingdom

[EXHIBIT A]

JOINT FILING AGREEMENT

Macquarie Group Limited, Macquarie Infrastructure Management (USA) Inc., Macquarie Investment Management Australia Limited and Macquarie Investment Management Global Limited, in compliance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Date: October 31, 2017

THE COMMON SEAL of

MACQUARIE GROUP LIMITED was

hereunto affixed in accordance with the

company’s constitution:

/s/ Gus Wong

Signature of Authorized Person

Executive Director

Office Held

Gus Wong

Name of Authorized Person

THE COMMON SEAL of

MACQUARIE INFRASTRUCTURE

MANAGEMENT (USA) INC. was

hereunto affixed in accordance with the

company’s constitution:

/s/ Graeme Conway

Signature of Authorized Person

President

Office Held

Graeme Conway

Name of Authorized Person

Joint Filing Agreement

THE COMMON SEAL of

MACQUARIE INVESTMENT

MANAGEMENT AUSTRALIA

LIMITED was hereunto affixed in

accordance with the

company’s constitution:

/s/ Rajiv Subhas Gohil	/s/ Grant Stephens
Signature of Authorized Person	Signature of Authorized Person

Executive Director	Division Director
Office Held	Office Held

Rajiv Subhas Gohil	Grant Stephens
Name of Authorized Person	Name of Authorized Person

Joint Filing Agreement

THE COMMON SEAL of

MACQUARIE INVESTMENT

MANAGEMENT GLOBAL

LIMITED was hereunto affixed in

accordance with the

company’s constitution:

/s/ Rajiv Subhas Gohil	/s/ Grant Stephens
Signature of Authorized Person	Signature of Authorized Person

Executive Director	Division Director
Office Held	Office Held

Rajiv Subhas Gohil	Grant Stephens
Name of Authorized Person	Name of Authorized Person

Joint Filing Agreement